                                                                                        Exhibit 99.9

Data as of March 31, 2006	Shares	Shareholders
Total Shares	1,731,969
Treasury	240,795
CEDE	802,496
NOBOs	335,424
OBOs	467,072
Individual SHs[1]& NOBOs	1,024,102	1,221

To estimate the cash outlay of a 1 for 350 reverse split and then a 350 for 1 forward split, we first identified the approximate amount for individual shareholders and NOBOs:

▪	Purchase approximately 95,515 shares at $39.00[2] per share = $3,725,085
(95,515/ 1,024,102) = 9.33%

▪	Eliminate approximately 826 out of 1,221 shareholders.

Applying the same composition ratio to OBOs, we estimate the following:

▪	Purchase approximately 43,578 shares (9.33% of 467,072) at $39.00[2] per share = $1,699,542

Total Cash Outlay = $5,424,627